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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                            Esprit Telecom Group plc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Ordinary Shares, nominal value (pound)0.01 each
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    29665W104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 William N. Dye
                            Willkie Farr & Gallagher
                                35 Wilson Street
                                 London EC2M 2SJ
                                     England
                              (011) 44-171-696-9060

                                December 8, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following:           [ ].






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                                  SCHEDULE 13D

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CUSIP No. 29665W104                                 Page 2 of 8 Pages
--------------------------------------------------------------------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus Ventures, L.P.                             I.D. #13-3784037
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *         (a) [ ]  (b) [X]
---- ---------------------------------------------------------------------------
 3   SEC USE ONLY
---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS *                                          OO
---- ---------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                         [ ]
---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION                       Delaware
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER
                         0 Ordinary Shares
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES                15,442,150 Ordinary Shares
BENEFICIALLY   --------- -------------------------------------------------------
  OWNED BY        9      SOLE DISPOSITIVE POWER
    EACH                 0 Ordinary Shares
  REPORTING    --------- -------------------------------------------------------
 PERSON WITH      10     SHARED DISPOSITIVE POWER
                         15,442,150 Ordinary Shares
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,442,150 Ordinary Shares
---- ---------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES  *
                                                                           [ ]
---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         12.3%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *                                 PN
---- ---------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 29665W104                                            Page 3 of 8 Pages
--------------------------------------------------------------------------------

---- ---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus & Co.                                      I.D. #13-6358475
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *         (a) [ ]   (b)[X]
---- ---------------------------------------------------------------------------
 3   SEC USE ONLY
---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS *                                          N/A
---- ---------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                         [ ]
---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION                       New York
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER
                         0 Ordinary Shares
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES                15,442,150 Ordinary Shares
BENEFICIALLY   --------- -------------------------------------------------------
  OWNED BY        9      SOLE DISPOSITIVE POWER
    EACH                 0 Ordinary Shares
  REPORTING    --------- -------------------------------------------------------
 PERSON WITH      10     SHARED DISPOSITIVE POWER
                         15,442,150 Ordinary Shares
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,442,150 Ordinary Shares
---- ---------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES  *
                                                                           [ ]
---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          12.3%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *                                  PN
---- ---------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 29665W104                                            Page 4 of 8 Pages
--------------------------------------------------------------------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     E.M. Warburg, Pincus & Co., LLC                            I.D. #13-3536050
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *         (a)[ ]    (b)[X]
---- ---------------------------------------------------------------------------
 3   SEC USE ONLY
---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS *                                           N/A
---- ---------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                          [ ]
---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION                        New York
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
                         0 Ordinary Shares
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES                15,442,150 Ordinary Shares
BENEFICIALLY   --------- -------------------------------------------------------
  OWNED BY        9      SOLE DISPOSITIVE POWER
    EACH                 0 Ordinary Shares
  REPORTING    --------- -------------------------------------------------------
 PERSON WITH      10     SHARED DISPOSITIVE POWER
                         15,442,150 Ordinary Shares
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,442,150 Ordinary Shares
---- ---------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES  *
                                                                           [ ]
---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          12.3%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *                                  OO
---- ---------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 4 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on October 22, 1998 (the "Initial Filing"), as amended by Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on November 2, 1998, Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on November 12, 1998 and Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission on November 24, 1998 (collectively with the Initial Filing, the "Schedule 13D") on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), relating to the Ordinary Shares, nominal value (pound)0.01 each (the "Ordinary Shares"), of Esprit Telecom Group plc, a public limited company organized under the laws of England and Wales, whose principal executive office is located at Minerva House, Valpy Street, Reading, RG1 1AR, United Kingdom.

     This statement is being filed by the Reporting Entities (as defined in the Initial Filing). There has been no change in the number of Ordinary Shares held by the Reporting Entities since the date of the Initial Filing and, other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. The Schedule 13D is supplementally amended as set forth herein.

Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended to add the following:

     Acquisition by Global TeleSystems Group, Inc.
     ---------------------------------------------

     On December 8, 1998, the Boards of Directors of Global TeleSystems Group, Inc. ("GTS") and the Company announced that they had entered into an agreement in respect of a proposed recommended offer (the "Exchange Offer") to be made by Bear, Stearns International Limited, on behalf of GTS, to acquire all of the Ordinary Shares (including all Ordinary Shares represented by American Depositary Shares), in exchange for shares of the Common

                                Page 5 of 8 Pages
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Stock, par value $0.10 per share of GTS (the "GTS Transaction"). In connection with the GTS Transaction, Ventures entered into an Irrevocable Undertaking with GTS (the "IU") to tender all of the Ordinary Shares held by it in the Exchange Offer. The IU allows Ventures to transfer Ordinary Shares (subject to the requirements set forth therein, including the requirement that any transferee execute and deliver a substantially similar Irrevocable Undertaking). Ventures may determine to dispose of Ordinary Shares pursuant to the applicable provisions of the IU, depending on a variety of factors, certain of which are set forth below. The IU is filed as Exhibit 99.9 and is incorporated by reference herein.

     Subject to the provisions of the IU, the Reporting Entities may from time to time acquire additional Ordinary Shares or dispose of Ordinary Shares through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Entities intend to review their investment in the Company on a continuing basis and, subject to the provisions of the IU and depending upon the price and availability of Ordinary Shares, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Company.

     Except for the GTS Transaction as set forth herein or in Item 6, none of the Reporting Entities nor, to the best of their knowledge, any person listed in
Schedule I to the Initial Filing, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the

                                Page 6 of 8 Pages

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present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Memorandum and Articles of Association or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended to add the following:

     The information set forth in Item 4 above is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended to add the following:

99.9 Irrevocable Undertaking by Warburg, Pincus Ventures, L.P. dated 8 December 1998.(*)

                                Page 7 of 8 Pages


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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: December 10, 1998            WARBURG, PINCUS VENTURES, L.P.

                                    By: Warburg, Pincus & Co.,
                                    General Partner



                                    By:/s/Stephen Distler
                                       ------------------
                                    Stephen Distler
                                    Partner

Dated: December 10, 1998            WARBURG, PINCUS & CO.



                                    By:/s/ Stephen Distler
                                       -------------------
                                    Stephen Distler
                                    Partner



Dated: December 10, 1998            E.M. WARBURG, PINCUS & CO., LLC



                                    By:/s/ Stephen Distler
                                       -------------------
                                    Stephen Distler
                                    Member




                                Page 8 of 8 Pages

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                                  EXHIBIT INDEX

EXHIBIT NO.    TITLE
-----------    -----

99.9 Irrevocable Undertaking by Warburg, Pincus Ventures, L.P. dated 8 December 1998(*)


-----------------------------------

(*) Incorporated herein by reference to Exhibit 2.5 in the Registration Statement on Form S-4 of Global TeleSystems Group, Inc., filed with the Securities and Exchange Commission on December 8, 1998 (which Registration Statement also includes the Press Announcement attached to the Irrevocable Undertaking).